Exhibit 99.1

CLPS Appoints Ernst and Young as Auditor

SHANGHAI, Dec. 27, 2018 /PRNewswire/ -- CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), a leading information technology (“IT”) consulting and solutions service provider focusing on the banking, insurance and financial sectors in China and globally, today announced that effective December 21, 2018, Friedman LLP (“Friedman”) has tendered its resignation at the request of the Company and that Ernst & Young Hua Ming LLP (“EY”) has been appointed as the successor auditor.

The appointment of EY as the successor auditor has been approved by the chair of the Audit Committee of the Company’s Board of Directors.

“We would like to thank Friedman for its support, and we welcome EY as our new auditor,” said Mr. Raymond Lin, Co-Founder and Chief Executive Officer of CLPS. “As we execute on the next steps of our international expansion strategy, EY’s accounting expertise and global network is best suited to meet our evolving and expanding requirements.”

The reports of Friedman for all financial years for which it acted as auditor did not contain an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Friedman qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, there were no reportable events caused by disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during the period.

About CLPS Incorporation

Headquartered in Shanghai, China, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers. The Company maintains ten delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining three global centers are located in Hong Kong, Singapore and Australia. For further information regarding the Company, please visit: http://ir.clpsglobal.com/.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in the Company’s most recently filed annual report on Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation
Tian van Acken
Chief Financial Officer
Phone: +86-158-0198-4357
Email: ir@clpsglobal.com

ICR Inc.
Rose Zu
Phone: +1-646-405-4868
Email: ir@clpsglobal.com